Exhibit 11 - Statement re:  Computation of Per Share Earnings:

Net Income Per Common Share Per Statement of Financial Accounting Standards
  No. 128:


                                          2001        2000        1999
                                      ----------   ----------   ----------
Numerator-
  Net income-
    Basic & Diluted                   $  452,000   $1,224,000   $  614,000

Denominator-
  Weighted average common shares
      outstanding - Basic              7,914,547    8,160,546    8,559,051
   Incremental shares from assumed
       conversions of stock options         --           --           --
                                      ----------   ----------   ----------
Weighted average common shares
   outstanding - Diluted               7,914,547    8,160,546    8,559,374

Basic earnings per share              $     0.06   $     0.15   $     0.07
Diluted earnings per share            $     0.06   $     0.15   $     0.07